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SEC FILE NUMBER
8-13028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Kimelman & Baird, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

800 Third Avenue - Suite 2300
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Yasmeen Mock	(212) 686-0021	ymock@kimelmanbaird.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, PC
(Name – if individual, state last, first, and middle name)

80 Washington Street	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Yasmeen Mock_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Kimelman & Baird, LLC_____, as of __December 31_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Yasmeen Mock_____

Title: _____
Chief Compliance Officer (CCO)

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KIMELMAN & BAIRD, LLC

FINANCIAL STATEMENT

AND REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNT FIRM

FOR THE YEAR ENDED DECEMBER 31, 2025

KIMELMAN & BAIRD, LLC

Table of Contents



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Members
Kimelman & Baird, LLC
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kimelman & Baird, LLC, as of December 31, 2025, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kimelman & Baird, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Kimelman & Baird, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 11 and 12 has been subjected to audit procedures performed in conjunction with the audit of Kimelman & Baird, LLC's financial statements. The supplemental information is the responsibility of Kimelman & Baird, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.

We have served as Kimelman & Baird, LLC's auditor since 2020.

Norwell, Massachusetts
March 24, 2026



_____
80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com



Kimelman & Baird, LLC
Statement of Financial Condition
December 31, 2025

Assets

Current Assets
Cash and cash equivalents	$	2,160,824
Advisory fees receivable and other		3,664
Clearing firm deposit		50,000
Prepaid expenses		45,451
Securities owned		174,942
Total Current Assets		2,434,881

Other Assets
Fixed assets	8,734
Other assets	23,374
Right of use of operating lease asset	1,323,021
Security deposit	76,648
Total Other Assets	1,431,777

Total Assets	$	3,866,658

Liabilities and members' equity

Liabilities:
Accounts payable	$	54,067
Accrued expenses		114,244
Clearing charge payable		1,138
Lease liability		1,439,387
Total liabilities		1,608,836

Members' equity	2,257,822

Total liabilities and members' equity	$	3,866,658

The Notes to Financial Statements are an integral part of this statement.

Kimelman & Baird, LLC
Statement of Income
Year Ended December 31, 2025

Revenues

Commission	$	75,814
Investment advisory fees		6,966,261
Other income		44,802
Unrealized gain on securities		35,676
Total revenues		7,122,553

Expenses

Auto expense	65,765
Clearing fees	34,572
Computer expense	115,605
Contributions	121,310
Custodian fees	259,608
Depreciation	6,207
Employee compensation	678,618
Guaranteed payments	717,500
Insurance	97,262
Marketing and promotional expense	89,463
Other expenses	202,664
Portfolio management expenses	69,160
Professional fees	205,537
Quotes	126,971
Rent expense	309,532
Research expense	52,349
Retired member payments	1,000,000
Retirement plan	46,833
Travel and entertainment	87,936
Total expenses	4,286,893

Net Income before Income Taxes		2,835,660
Unincorporated business tax		173,288
Net Income	$	2,662,372

The Notes to Financial Statements are an integral part of this statement.

Kimelman & Baird, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2025

Members' equity at January 1, 2025	$	2,184,087
Net income		2,662,372
Distributions		(2,588,637)
Members' equity at December 31, 2025	$	2,257,822

The Notes to Financial Statements are an integral part of this statement.

Kimelman & Baird, LLC
Statement of Cash Flows
Year Ended December 31, 2025

Cash flows from operating activities		
Net income	$	2,662,372
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in operating assets and liabilities:		
Net change in urealized securities owned		(35,676)
Depreciation		6,207
Prepaid expenses		(286)
Advisory fees receivable and other		9,096
Other assets		(9,397)
Right of use of operating lease asset		(1,124,194)
Lease liability		1,240,560
Accrued expenses		1,406
Accounts payable		(19,075)
Clearing charge payable		(983)
Deferred rent		(12,574)
Net cash provided by operating activities		2,717,456
Cash flows from investing activities		
Purchase of fixed assets		(2,830)
Net cash used in investing activities		(2,830)
Cash flows from financing activities		
Distributions		(2,588,637)
Net cash provided by financing activities		(2,588,637)
Net increase in cash		125,989
Cash and Cash Equivalents		
Beginning of year		2,034,835
End of year	$	2,160,824
Cash paid during the Year:		
State income taxes	$	128,798

The Notes to Financial Statements are an integral part of this statement.

Kimelman & Baird, LLC
Notes to Financial Statements
December 31, 2025

Note 1:   **Organization and Nature of Business**

Kimelman & Baird, LLC (the "Company") is a Limited Liability Company organized under the laws of the State of New York. The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(ii), which provides an exemption for broker dealers whose customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 2:   Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses the accrual method of accounting.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. Amounts maintained with the bank are insured by the Federal Deposit Insurance Corporation (FDIC). The Company has, on occasion, exceeded the insured balance during the year.

Due from Broker

The Company maintains a clearing deposit account with its clearing broker National Financial Services, LLC. As of December 31, 2025 the Company had a deposit of $50,000 with National Financial Services, LLC.

Note 2:   Summary of Significant Accounting Policies (continued)

Accounts Receivable

Management considers all amounts recorded as accounts receivables to be fully collectible; accordingly, no allowance for credit losses is required. All amounts are due from various entities and financial institutions. Investment advisory fees receivable are collected quarterly in advance and no allowance for credit losses is provided based for cancellation of advisory agreements. If accounts become uncollectable, they will be charged to operations when that determination is made.

Property and Improvements

Property and improvements are stated at cost, net of accumulated depreciation. Assets are depreciated using the Accelerated and Modified Accelerated Cost Recovery System over the estimated useful life of the assets. Application of these methods does not differ materially from generally accepted accounting principles.

Revenue Recognition

Securities transactions are recorded on a trade date basis with related commission income also recorded on a trade date basis. The Company recognizes commissions at the end of each month, after receiving confirmation from the clearing firm of the amount due to the Company. Investment advisory fees are realized quarterly and are recognized on a pro-rata basis.

Lease Accounting

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No.2016-02, "Leases (Topic 842)," which supersedes previous leasing guidance in Topic 840. Under the new guidance, lessees are required to recognize lease right-of use assets and lease liabilities on the statement of financial condition for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income. The FASB has since issued additional related ASU amendments to clarify and improve certain aspects of the guidance and implementation of Topic 842. In accordance with the guidance as amended, the Company has elected to apply the new standard effective as of January 1, 2019. After implementing this ASU, the statement of financial condition reflects both lease liabilities and right-of-use assets. In addition, the Company recognizes lease expense on a straight-line basis within the expense section of the statement of income. See "Note 7, Lease Commitments" for additional disclosure regarding the Company's leases.

Note 3:   Securities Owned

As of December 31, 2025, the Company owns securities which are stated in the statement of financial condition at fair market value of $174,942.

Note 4: Income Taxes and Limited Liability Company Fees

Under current law, no federal or state income taxes are paid directly by limited liability companies. All items of income and expense of the Company are allocable to and reportable by its members on their respective income tax returns. Accordingly, no provision is made in the accompanying financial statements for federal or state income taxes. The Company is subject to New York City Unincorporated Business Tax. For the year ended December 31, 2025, the provision for New York City Unincorporated business tax was $173,288.

Note 5: Profit Sharing Plan (Keogh)

The Company's Profit-sharing plan covers all eligible employees. Contributions to the plan are determined by the Company and subject to IRS guidelines. Actual contribution to the plan amounting to $46,833 for the year 2024 was made during 2025. Accruals made in 2025 towards the contribution were $46,074 and were reflected in the financial statement as of December 31, 2025.

Note 6: Net Capital Requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined, in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2025 the Company had net capital and net capital requirements of $2,074,548 and $19,054 respectively. The Company's net capital ratio was .14:1 which is less than 15:1.

Note 7:   Lease Commitments

The Company leases office space under an operating lease agreement that commenced on February 1, 2017. During 2025, the Company extended this lease agreement until December of 2030. The lease agreement extension includes an annual rental rate of $294,054 with annual increases based on real estate tax adjustments. A security deposit of $76,648 and the first month's lease of $28,816 were recorded on December 30, 2016. The following represents the expected future remaining lease payments under the current agreement:

2026	$	294,054
2027		299,935
2028		305,934
2029		312,052
2030		132,622
	$	1,344,597

Note 7: **Lease Commitments (Continued)**

Rent expense is recorded on a straight-line basis over the term of the lease, with the difference to the actual amount paid recorded as deferred rent. Rent expense pursuant to this lease charged to operations for the year ended December 31, 2025 amounted to $309,532.

Beginning on January 1, 2019, the Company has recorded right-of-use assets and lease liabilities in accordance with ASU 2016-02. The Company is using the term of the current lease agreements in its right-of-use asset calculations. As the interest rate implicit in the lease was not readily available, the Company used its estimate of its incremental borrowing rates to determine the discount rates used in the asset calculations.

Note 8: **Fair Value**

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 for financial instruments measured at fair value on a recurring basis. The Company held an equity position valued at Level 1, whose valuation was based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access. At December 31, 2025, the fair value of Level 1 positions totaled $174,942, which has been reflected in the Statement of Financial condition.

Note 9: **Revenue Recognition from Contracts with Customers**

The following disclosures discuss the Company's revenue recognition accounting policies as governed by Topic 606, Revenue from Contracts with Customers. Most of the Company's revenue arises from contracts with customers. That revenue can be separated into two main categories. Transactional revenue is recognized at the settlement date or trade date of the product sale, which is when performance obligations have been satisfied. Asset under management (AUM) revenue, is recognized periodically over the life of the contract or relationship based on a fee rate that is applied to the average balance of managed assets over that period. Advisory fees are generally recognized over time as services are rendered and based either on a percentage of the market value of the assets under management (AUM revenue) or fixed based on the services provided to the client. The Company's execution of these services represents its related performance obligations. Quarterly fees are collected at the beginning of the period from the client's account and recognized ratably over the related billing period as the performance obligation is fulfilled. For fees that are fixed based on services provided to the client, the Company recognizes revenue when its performance obligations are satisfied.

The following table disaggregates the Company's revenue based on the timing of satisfaction of performance obligations for the year ended December 31, 2025:

Performance Obligations Satisfied at a Point in Time	$	156,291
Performance Obligations Satisfied Over time		6,966,261
Total Revenue	$	7,122,552

Note 10: Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services noted in Note 9, Revenue Recognition. The company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. All revenue segments and significant expenses for the year ended December 31, 2025 are disclosed on the Statement of Income.

Note 11: Subsequent Events

The Company has evaluated all material subsequent events through the date at which the financial statements were available to be issued on March 24, 2026, and determined that there are no events which took place that would have a material impact on its financial statements.

Kimelman & Baird, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
with Reconciliation of Net Capital to FOCUS Report
December 31, 2025

<u>Schedule I</u>	**Focus 12/31/25**	**Audit 12/31/25**	**Change**
Net Capital			
Members' equity	$ 2,302,312	$ $ 2,257,822	$ (44,490)
Non-Allowable Assets			
Advisory fees receivable and other	2,734	2,734	
Securities not readily marketable	108	108	
Prepaid expenses	45,451	45,451	
Fixed assets	8,734	8,734	
Security deposit	76,648	76,648	
Other assets	23,374	23,374	
Total Non-Allowable Assets	157,049	157,049	-
Less: Haircut	26,225	26,225	-
Net capital	$ 2,119,038	$ 2,074,548	$ (44,490)
Aggregated Indebtedness	$ 241,325	$ 285,815	$ 44,490
Computation of Basic Net Capital Requirement			
Minimum net capital requirement of 6-2/3 percentage of aggregate	$ 16,088	$ 19,054	$ 2,966
indebtedness of $285,815 or $5,000, whichever is greater			
Excess net capital	$ 2,102,950	$ 2,055,493	$ (47,456)
Net capital less greater of 10% of aggregate indebtedness or 120% of			
minimum net capital required	$ 2,094,905	$ 2,045,966	$ (48,939)
Ratio: aggregate indebtedness to net capital	.11 to 1	.14 to 1	

Reconciliation: All noted differences between the audited financial statements and the Focus
filed at December 31, 2025 are reflected in this schedule.

The Notes to Financial Statements are an integral part of this statement.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control
requirements under the (k)(2)(ii) exemptive provision.







LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Members
Kimelman & Baird, LLC
New York, New York

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Kimelman & Baird, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kimelman & Baird, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Kimelman & Baird, LLC stated that Kimelman & Baird, LLC met the identified exemption provisions throughout the most recent year without exception. Kimelman & Baird, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kimelman & Baird, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.

We have served as Kimelman & Baird, LLC's auditor since 2020.

Norwell, Massachusetts
March 24, 2026

Members of AICPA

80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com

A member of mgiworldwide

KIMELMAN & BAIRD, LLC

800 Third Avenue - Suite 2300, New York, NY 10022

Assertions Regarding Exemption Provisions

Gentlemen:

We, as members of management of Kimelman & Baird, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period covering January 1, 2025, through December 31, 2025.

KIMELMAN & BAIRD, LLC

Yasmeen Mock

Yasmeen Mock, Member/CCO

February 24, 2026